File No. 69-409



                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                           EASTERN SYSTEMS CORPORATION
 ................................................................................
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

                  Claimant:

                           Eastern Systems Corporation
                           414 Summers Street
                           Charleston, West Virginia 25301

                  The Claimant is a West Virginia corporation and a wholly owned subsidiary of Energy Corporation of America, a West Virginia corporation. It was incorporated to be a holding company for Mountaineer Gas Company.

         Subsidiaries of the Claimant:

         A.       Mountaineer Gas Company
                  414 Summers Street
                  Charleston, West Virginia 25301

                  Mountaineer Gas Company ("Mountaineer") is a West Virginia corporation, wholly owned by Claimant, engaged in the distribution of natural gas in the State of West Virginia through a 3,600 mile distribution system, principally in Charleston, Beckley, Huntington and Wheeling, West Virginia. Mountaineer is a public gas utility.

                   i.      Mountaineer Gas Services, Inc.
                           414 Summers Street
                           Charleston, West Virginia 25301

                           Mountaineer  Gas  Services,  Inc. is a West  Virginia
                  corporation, wholly owned by Mountaineer, engaged primarily in producing and marketing natural gas to Mountaineer.

                   ii.     Mapcom Systems, Inc.
                           7345 Whitepine Road
                           Richmond, Virginia 23237

                           Mapcom  Systems,  Inc.  is  a  Virginia  corporation,
                  wholly owned by Mountaineer, engaged in automated mapping facilities management and geographical information systems software development and services.


         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

                  Oil and gas producing facilities at Mountaineer Gas Services, Inc. are located in Kanawha, Cabell and Jackson Counties, West Virginia. These facilities include wellhead equipment, gas gathering lines and associated equipment and compression equipment.

                  The gas distribution facilities of Mountaineer cover the main population centers of the State of West Virginia and include pipelines, regulators, meters and other equipment needed for distribution. Gas purchased from suppliers is received from interstate pipelines, including Columbia Gas Transmission Corporation and Tennessee Gas
         Pipeline,  and  other  sources  at  points  within  the  State  of West
         Virginia. Suppliers include Equitable Resources Marketing Company, Coastal Gas Marketing, Texaco Gas Marketing, Cabot Oil & Gas Corporation, Noble Gas Marketing, Valero Gas Marketing, Eastern Marketing Corporation and Eastern American Energy Corporation.


         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                  (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural and manufactured gas distributed at retail.

                             64,560,827 Mcf of natural gas.

                  (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                          None

                  (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                          None

                  (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                             27,743,438 Mcf of natural gas.


         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                  (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                     Not applicable.

                  (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                     Not applicable.

                  (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                     Not applicable.

                  (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                     Not applicable.

                  (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                     Not applicable.

                                    EXHIBIT A

         A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.


                                    EXHIBIT B

         A Financial Data Schedule is attached hereto as Exhibit B.


                                    EXHIBIT C

                                 Not applicable.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1998.


                                               EASTERN SYSTEMS CORPORATION
                                               ---------------------------
                                                     (Name of claimant)



                                            By:     /s/ Richard L. Grant
                                               ---------------------------
                                            Name:       Richard L. Grant

                                            Title:      President



CORPORATE SEAL

Attest:

         /s/ Michael S. Fletcher
---------------------------------------

Name:        Michael S. Fletcher

Title:       Secretary



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


Michael S. Fletcher
Secretary/Treasurer
Eastern Systems Corporation
414 Summers Street
Charleston, West Virginia   25301

EXHBIT A

                                                                      EASTERN SYSTEMS CORPORATION
                                                                    CONSOLIDATING INCOME STATEMENTS
                                                             For the Twelve Months Ended December 31, 1997
                                                                               Unaudited

                                           Eastern       Mountaineer   Mountaineer       Mapcom                      Eastern
                                           Systems           Gas       Gas Services     Systems,    Consolidating  Systems Corp.
                                          Corporation      Company         Inc.           Inc.         Entries     Consolidated
                                          ------------    -----------   ----------      -------     ------------      -----------

Revenues
  Utility gas sales and transportation              --   $173,396,655           --           --               --     $173,396,655
  Oil and gas sales                                 --             --    3,782,580           --               --        3,782,580
  Well and service operations                       --             --    7,616,688           --               --        7,616,688
  Other                                             --             --           --      646,614               --          646,614
                                          ------------    -----------   ----------      -------     ------------      -----------
     Total revenues                                 --    173,396,655   11,399,268      646,614               --      185,442,537
                                          ------------    -----------   ----------      -------     ------------      -----------

Costs and Expenses
  Utility gas purchased                             --     93,438,142           --           --               --       93,438,142
  Field and lease operating                         --             --    8,019,918           --               --        8,019,918
  Utility operations and maintenance                --     21,531,097           --           --               --       21,531,097
  General and administrative                   650,917     14,254,320      837,961      444,602        (627,756)       15,560,044
  Taxes, other than income taxes                    --     14,359,166      436,521           --               --       14,795,687
  Depletion and depreciation                        --      6,689,110      511,008       31,678        1,021,577        8,253,373
                                          ------------    -----------   ----------      -------    -------------      -----------
     Total operating expenses                  650,917    150,271,835    9,805,408      476,280          393,821      161,598,261
                                          ------------    -----------   ----------      -------    -------------      -----------

Operating Income (Loss)                      (650,917)     23,124,820    1,593,860      170,334        (393,821)       23,844,276

Other (Income) Expense
  Interest                                   9,795,154      6,514,577           --        9,774        (151,272)       16,168,233
  Other (income) expense                       (4,588)         80,128     (32,324)           --               --           43,216
  Equity in earnings/dividend income
    from subsidiaries                     (11,420,000)    (1,076,297)           --           --       12,496,297               --
                                          ------------    -----------   ----------      -------    -------------      -----------

Income Before Income Taxes                     978,517     17,606,412    1,626,184      160,560     (12,738,846)        7,632,827

Provision (benefit) for income taxes       (4,176,524)      5,684,899      649,498       60,949         (97,019)        2,121,803
                                          ------------    -----------   ----------      -------    ------------       -----------

     Net Income                             $5,155,041    $11,921,513     $976,686      $99,611    ($12,641,827)       $5,511,024
                                          ============    ===========     ========      =======    ============        ==========

                                                                      EASTERN SYSTEMS CORPORATION
                                                                    CONSOLIDATING INCOME STATEMENTS
                                                                        As of December 31, 1997
                                                                               Unaudited

                                           Eastern       Mountaineer   Mountaineer       Mapcom                      Eastern
                                           Systems           Gas       Gas Services     Systems,    Consolidating  Systems Corp.
                                          Corporation      Company         Inc.           Inc.         Entries     Consolidated
                                          ------------    -----------   ----------      -------     -------------    -----------


          ASSETS

Current Assets
  Cash                                         $62,912   ($1,056,753)   $1,358,128     $174,970       $1,056,753       $1,596,010
  Accounts receivable
     Utility gas and transportation                 --     30,806,076           --           --               --       30,806,076
     Oil and gas                                    --             --      687,615           --               --          687,615
     Other                                          --      3,137,874      425,334      432,710               --        3,995,918
       Allowance for doubtful accounts              --      (447,741)           --           --               --        (447,741)
  Due from (to) affiliates                   4,183,545             --           --           --               --        4,183,545
  Inventory                                         --     17,894,404           --           --               --       17,894,404
  Income tax receivable                        805,149      4,516,395           --           --        (189,168)        5,132,376
  Deferred income tax                          504,761      4,460,568     (15,687)           --               --        4,949,642
  Prepaid and other                                 --      3,395,266       16,844       21,495               --        3,433,605
                                          ------------    -----------   ----------      -------    -------------      -----------
     Total current assets                    5,556,367     62,706,089    2,472,234      629,175          867,585       72,231,450
                                          ------------    -----------   ----------      -------    -------------      -----------

Property, Plant and Equipment
  Oil and gas property                              --             --    7,788,838           --        (138,395)        7,650,443
  Utility and transmission plants                   --    240,364,144    5,058,853           --     (78,780,837)      166,642,160
  Other                                             --             --           --    1,397,294               --        1,397,294
                                          ------------    -----------   ----------      -------    -------------      -----------
                                                          240,364,144   12,847,691    1,397,294     (78,919,232)      175,689,897
  Accumulated depreciation, depletion
  and amortization                                  --   (112,181,727)  (2,932,170)     (31,678)      95,931,922     (19,213,653)
                                          ------------    -----------   ----------    ---------    -------------      -----------
    Property, plant & equipment, net                --    128,182,417    9,915,521    1,365,616       17,012,690      156,476,244
                                          ------------    -----------   ----------    ---------    -------------      -----------

Other Assets
  Investment in subsidiaries                64,091,184     10,559,752           --           --     (74,650,936)               --
  Deferred financing costs                                  2,848,825           --           --               --        2,848,825
  Deferred charges                                  --     18,184,493      400,000           --        (813,651)       17,770,842
                                          ------------    -----------   ----------      -------    ------------       -----------
     Total other assets                     64,091,184     31,593,070      400,000           --     (75,464,587)       20,619,667
                                          ------------    -----------   ----------      -------    ------------       -----------

     Total Assets                          $69,647,551   $222,481,576  $12,787,755   $1,994,791    ($57,584,312)     $249,327,361
                                          ============   ============  ===========   ==========    ============      ============

                                                                      EASTERN SYSTEMS CORPORATION
                                                                    CONSOLIDATING INCOME STATEMENTS
                                                             For the Twelve Months Ended December 31, 1997
                                                                               Unaudited

                                           Eastern       Mountaineer   Mountaineer       Mapcom                      Eastern
                                           Systems           Gas       Gas Services     Systems,    Consolidating  Systems Corp.
                                          Corporation      Company         Inc.           Inc.         Entries     Consolidated
                                          ------------    -----------   ----------      -------     -------------    -----------

       LIABILITIES AND
     STOCKHOLDERS' EQUITY

Current Liabilities
  Accounts payable                            $305,146    $12,357,594   $2,094,323     $244,387       $1,056,753      $16,058,203
  Short-term borrowings                             --     43,086,000           --           --               --       43,086,000
  Accrued taxes payable                             --      2,986,843    1,311,405       61,663               --        4,359,911
  Overrecovered gas costs                           --      8,171,886           --           --               --        8,171,886
  Other current liabilities                    347,835      7,610,486        8,343      131,538               --        8,098,202
                                          ------------    -----------   ----------      -------      -----------     -----------

     Total current liabilities                 652,981     74,212,809    3,414,071      437,588        1,056,753       79,774,202
                                          ------------    -----------   ----------      -------      -----------      -----------

Long-term and Other Liabilities
  Long-term debt                                    --     60,000,000           --           --               --       60,000,000
  Deferred income taxes                             --     20,389,366           --           --        2,751,577       23,140,943
  Other long-term liabilities                       --      5,552,553      371,135           --        6,561,703       12,485,391
                                          ------------    -----------   ----------      -------     ------------      -----------

     Total long-term liabilities                    --     85,941,919      371,135           --        9,313,280       95,626,334
                                          ------------    -----------   ----------      -------     ------------      -----------

Stockholders' Equity
  Preferred Stock                           35,000,000             --           --           --               --       35,000,000
  Common Stock                                   1,000     29,617,560          100      120,400     (29,738,060)            1,000
  Additional paid-in capital                42,730,528             --    7,372,861    1,337,192      (8,710,053)       42,730,528
  Retained earnings                        (8,736,958)     32,709,288    1,629,588       99,611     (29,506,232)      (3,804,703)
                                          ------------    -----------   ----------      -------     ------------      -----------

     Total stockholders' equity             68,994,570     62,326,848    9,002,549    1,557,203     (67,954,345)       73,926,825
                                          ------------    -----------   ----------      -------    ------------       -----------

Total Liabilities and
   Stockholders' Equity                    $69,647,551   $222,481,576  $12,787,755   $1,994,791    ($57,584,312)     $249,327,361
                                          ============   ============  ===========   ==========    ============      ============


                                    EXHIBIT B


FINANCIAL DATA SCHEDULE


         Period-Type                                 Year
         Fiscal-Year-End                             Jun-30-1998
         Period-Start                                Jan-01-1997
         Period-End                                  Dec-31-1997
         Book-Value                                  Per-Book
         Total-Assets                                249,327,361
         Total-Operating-Revenue                     185,442,537
         Net-Income                                  5,511,024




                                       10